Robert E. Burwell Direct Dial: (858) 523-5408 Rob.Burwell@LW.com

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File No. 026004-0000

April 16, 2010

VIA EDGAR, FAX & FEDEX

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	PriceSmart, Inc.

Form 10-K for Year Ended August 31, 2009, Filed November 9, 2009

Form 10-Q for Period Ended November 30, 2009, Filed January 8, 2010

Definitive Proxy Statement on Schedule 14A, Filed December 8, 2009

File No. 0-22793

Dear Mr. Owings:

We are in receipt of the Staff’s letters dated March 9, 2010 and April 8, 2010 with respect to the above-referenced Form 10-K, Form 10-Q and Proxy Statement.  Per our discussions with the Staff, we are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart”).  For ease of reference, we have set forth the Staff’s comment and PriceSmart’s response below.

I.           Staff Comment Letter March 9, 2010

Form 10-K for the Year Ended August 31, 2009

Item 9A. Controls and Procedures, page 10

1.
Under the heading “(a) Evaluation of disclosure controls and procedures,” you refer to your “principal accounting officer” in addition to your principal executive officer. However, the statements you make in this section regarding your disclosure controls and procedures should refer to your “principal financial officer” as well as your principal executive officer.  If true, please confirm for us that the principal accounting officer you refer to in this section was, as of the end of the period covered by this report, the same individual as your principal financial officer and that none of the disclosures in this section, including the conclusion as to the effectiveness of your disclosure controls and procedures, would change if you substituted the title “principal financial officer” for “principal accounting officer.” In this regard, please confirm for us, if true, that your use of the title “principal accounting officer” instead of “principal financial officer” was not meant to limit the liability of any individual or entity. If any of these statements are not true, please explain.

PriceSmart’s Response:  Per our discussion with the Staff, the Company responded to this Staff Comment in a response letter submitted on March 24, 2010.

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of… page 3

2.
In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

•
You state that you are susceptible to foreign currency exchange rate volatility because of the many foreign markets in which you operate. Please discuss any material trends or uncertainties regarding any particular foreign currency exchange rate material to you that you know or believe will have, or are reasonably likely to have, a material impact on you or your operations in future periods. If none, please state.

•
We note your statement under the heading “Current and Future Management Actions” that, due to the slowing global economic environment, you are “carefully monitoring inventory mix and levels, while maintaining [your] pricing leadership position and aggressively pursuing buying opportunities.” Please discuss in greater detail how you are monitoring inventory mix and levels and whether you have made any changes based on this monitoring and, if so, describe the changes and the impact of the changes on your operations in current and future periods. Also, please describe the steps you are taking to maintain your leadership price position and the impact of these steps on your operations in current and future periods. Further, please discuss the buying opportunities you are aggressively pursuing and their impact on your operations in current and future periods.

•
In this regard, please discuss whether you believe that your leveraging of costs due to your strong growth in sales over the last three years will continue in future periods and explain the impact of and the basis for your belief.  Also, please discuss in greater detail how you are improving purchasing, reducing supply chain costs for moving merchandise from the United States to your warehouse clubs, and lowering operating expenses within your corporate headquarters and describe the impact of each of these steps on your operations in current and future periods.  Further, please discuss how the larger dry distribution center in Miami, Florida has permitted you to service more efficiently your warehouse club locations and to realize efficiencies in distribution operating expenses and whether you believe these trends will continue going forward.

•
Please disclose the banks with whom you have partnered to offer co-branded credit cards in your Central American and Caribbean markets. Please explain why you have been pleased with the initial response of your credit card programs in these markets, why you expect the use of the card in these markets to grow in future periods, and the impact of the card in these markets on your operations going forward.

PriceSmart’s Response:  Per our discussion with the Staff, the Company responded to this Staff Comment in a response letter submitted on March 24, 2010.

Contractual Obligations, page 14

3.
In future filings, please disclose scheduled interest payments in your table of payments due by period. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated interest payments in the table, you should include a footnote to the table that provides appropriate disclosures. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PriceSmart’s Response:  Per our discussion with the Staff, the Company responded to this Staff Comment in a response letter submitted on March 24, 2010.

Critical Accounting Estimates, page 14

4.
In future filings, please describe the material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. In doing so, please discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, because critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. In that regard, we would expect you to provide information for investors to assess the probability of a future material impairment charge with respect of goodwill, deferred tax assets, and long-lived assets. See Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PriceSmart’s Response:  Per our discussion with the Staff, the Company responded to this Staff Comment in a response letter submitted on March 24, 2010.

Consolidated Financial Statements, page 19

Consolidated Statements of Cash Flows, page 23

5.
The reconciliation of net operating cash flow using the indirect method should reconcile net income to net cash flow from operating activities.  Please revise your presentation in future filings accordingly. See paragraphs 28-29 of SFAS 95 (FASB ASC 230-10-45-1).

PriceSmart’s Response: Per our discussion with the Staff, the Company responded to this Staff Comment in a response letter submitted on March 24, 2010.

Note 2 - Summary of Significant Accounting Policies, page 26

Revenue Recognition, page 28

6.
We note that you recognize sales revenue from gift certificates when the certificates are redeemed. Please tell us how you account for the value of unredeemed gift certificates not redeemed or not redeemed over an extended period of time. If you recognize sales revenue or income for the unredeemed value of gift certificates, please tell us how you determine the amounts recognized and the basis for your estimates. In addition, in future filings, please disclose your accounting policies regarding unredeemed gift certificates and, if you recognize sales revenue or income from unredeemed gift certificates, please disclose the amount recognized for each year presented.

PriceSmart’s Response:  Per our discussion with the Staff, the Company responded to this Staff Comment in a response letter submitted on March 24, 2010.

Note 8 - Stock Option and Equity Participation Plans, page 34

7.
In future filings, please disclose the weighted average grant date fair value of restricted stock awards, total fair value of restricted awards vested, and the intrinsic value of stock options exercised. See paragraph A240 of SFAS 123(R) (FASB ASC 718-10-50-2).

PriceSmart’s Response:  Per our discussion with the Staff, the Company responded to this Staff Comment in a response letter submitted on March 24, 2010.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

8.
We note that you determine specific components of compensation by considering each officer’s performance, level of responsibility, skills and experience, and other compensation awards or arrangements. In future filings, please discuss in greater detail how you determine the amount of each compensation element to pay. See Item 402(b)(1)(v) of Regulation S-K. Further, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.

PriceSmart’s Response:  The Compensation Committee has not established a specific formula for determining the relative proportion of each component of compensation.  In evaluating the overall compensation of the named executive officers, the Committee first seeks to provide a competitive base salary in absolute terms and utilizes external benchmarking to ensure that this base salary is not excessive.  Secondly, the Committee believes an annual bonus based upon the achievement of specific annual operating results of the Company motivates the named executive officers’ performance toward these goals.  The Committee believes that the amount of these bonuses relative to total compensation (15% of base salary with an opportunity to achieve up to 30% of base salary for Messrs. Heffner, Gans, and Naylon, and $100,000 with an opportunity to achieve $200,000 for Mr. Laparte) is meaningful but not so large as to unduly motivate short-term behavior which may not benefit the Company in the longer run.  Thirdly, the Committee provides periodic restricted stock awards, or RSAs, to the named executive officers to reward them for long-term value creation consistent with the interest of stockholders and to provide a retention mechanism as future vesting of these RSAs requires ongoing employment with the Company.  In establishing new grants, the Committee considers the value of current grants already in place, the vesting schedule of those grants, and the expense to the Company relative to the value to the named executive officers.  New stock grants are provided periodically to ensure an ongoing four to five year time horizon for future vesting.  In the most recent fiscal year, the relative proportion of individual components of compensation for Messrs. Heffner, Gans, and Naylon were approximately 64% base salary, 11% annual bonus, and 25% equity compensation (as measured by the expense recognized by the Company in the current year for grants provided in prior periods).  For Mr. Laparte, those proportions were 32%, 6%, and 62%, which reflects the Committee’s belief that the President’s compensation should be weighted towards long-term incentives given his greater ability to affect the results of the Company and the importance to the Company of retaining his services.

9.
You state that you establish individual executive compensation at levels you believe are comparable with those of executives in other companies of similar size and stage of development operating in retail industries while taking into account your relative performance and your strategic goals. Also, you state that you review the mix of compensation elements for your named executive officers against the compensation data for executives holding similar positions within companies in your peer group. Further, you state that you strive to set target total compensation opportunity levels and the individual components of compensation to be competitive with the market in which you compete for executive talent. Therefore, it appears that you benchmark total and component compensation of each named executive officer’s position against one or more appropriate job matches from other companies. In future filings, please elaborate upon the benchmarking data from these companies that you consider in your compensation program and explain their components in greater detail. See Item 402(b)(2)(xiv) of Regulation S-K. In this regard, please refer to the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under the category entitled, “Regulation S-K” (July 3, 2008).

PriceSmart’s Response:  The Committee reviewed the information regarding compensation practices at comparable companies collected from Equilar Inc.’s ExecutiveInsight research database.1  The Committee noted that there was substantial variation between the compensation levels of similarly situated named executive officers across the comparable companies.  In particular, the Committee noted that long-term equity compensation varied significantly company-to-company resulting from the timing of grants or stock options provided to executives.  As a result, the Committee focused on the cash compensation aspect of overall compensation (that is, base salary and annual bonus) of other companies’ executives relative to the Company’s named executive officers’ compensation.  The Committee determined that the cash compensation of the Company’s named executive officers was below the midpoint of the similarly titled executives at the comparable companies and therefore concluded that the compensation was not excessive.

10.           You state that, in establishing 2009 compensation levels for your named executive officers, you evaluated the compensation practices of United States retail companies with annual revenues ranging from $500 million to $15 billion and San Diego-based companies with revenues of $500 million to $3 billion. In future filings, please discuss the reasons that you believe these companies provide an appropriate comparison to you given your revenue level and the markets in which you conduct your operations.

PriceSmart’s Response:  The named executive officers are all employees of PriceSmart, Inc. and work and reside in the U.S. (either San Diego, California or Miami, Florida).  As such, the Committee concluded that the competition for executive talent for the Company’s named executives would likely be either similarly sized U.S. headquartered companies in the retail industry and/or similarly sized companies in varying industries located in San Diego.  PriceSmart had to use a broader revenue range for U.S. retail companies than for San Diego companies to get an adequate sample of broadline retailers.

1	For a description of what companies covered by the Equilar database that PriceSmart views as comparable, see PriceSmart’s response to comment 10 below.

11.
We note that you utilized Equilar Inc.’s Executivelnsight research database in determining the compensation of your named executive officers. In future filings, please clarify whether you engaged Equilar Inc. as a compensation consultant. If so, please discuss whether your chief executive officer met with representatives of Equilar regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Equilar works, if any.  Also, please describe in greater detail the nature and scope of Equilar’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties, as applicable. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

PriceSmart’s Response:  The Committee utilized data obtained from Equilar Inc.’s ExecutiveInsight research database but did not otherwise engage Equilar Inc. as a compensation consultant.  The chief executive officer did not meet with a representative of Equilar Inc. with respect to his or any other named executive officers’ compensation.

Elements of Compensation, page 13

Base Salary. page 13

12.
You state that your executives’ base salaries are generally established based on the scope of their responsibilities, level of experience, and individual performance while taking into account both external competitiveness and internal equity considerations. Therefore, it is unclear whether the base salaries are established or adjusted by obtaining certain objective financial results or whether each executive’s salary determination is completely subjective. If certain financial results are quantified to establish or adjust base salaries, in future filings, please specify these results. See Item 402(b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

PriceSmart’s Response:  Base salaries for the named executive officers were established either when they were hired into the position from outside the Company (the most recent being October 1, 2004), or over an extended period as they were promoted to increasing levels of responsibility within the Company.  The Committee annually evaluates the base salary levels of the named executive officers to ensure that there is consistency within the Company based upon scope of responsibility and also to ensure that the base salaries are not excessive relative to other companies of similar size.  In establishing changes to base salaries, the Committee may consider the overall financial condition of the Company but does not make changes to executive salaries based on the achievement of any particular financial criteria.

13.
Also, regardless of whether or not certain financial results are quantified, in future filings, please clarify the manner in which you use the metrics you discuss in this section, including scope of responsibility, level of experience, and individual performance, in determining and adjusting your named executive officers’ base salaries. In this regard, please explain specifically how you used these metrics to determine that Robert E. Price, John M. Heffner, Jose Luis Laparte, and William J. Naylon deserved a 2% increase in their base salaries in 2009 and that Robert M. Gans deserved a 2.1% increase in his base salary in 2009.

PriceSmart’s Response:  In the most recent fiscal year, all named executives received approximately the same increase to their base salaries.  The Committee determined that any individual adjustments to one or more named executive officers with respect to changes in individual responsibilities, performance or experience was not warranted or required.  The determination of a 2% increase for the named executive officers was determined by the Committee as a modest but appropriate cost of living increase based upon an overall targeted payroll increase for U.S. employees of the Company of approximately 3%.  The Committee concurred with a management’s recommendation that the overall 3% be applied such that employees with an annual wage below $60,000 would receive a 4% cost of living adjustment, those above $60,000 but below the title Executive Vice President would receive 3%, and 2% would be given to all Executive Vice Presidents, President and CEO.

Severance and Change in Control Payments, page 24

14.
In future filings, please revise the column of your table entitled “Severance upon Termination without Cause” to quantify the value of the lump sum amounts payable to each named executive upon termination as of the August 31, 2009. See Item 402(j)(2) of Regulation S-K.

PriceSmart’s Response:  The Company will enhance its disclosure by revising the subject table, as follows:

Named Executive Officer	Severance upon Termination without Cause	Acceleration of Options and Restricted Stock upon Change of Control
Robert Price	$81,846	$0
- Chief Executive Officer
John M. Heffner	$49,615	$400,136
- Executive Vice President and Chief Financial Officer
Jose Luis Laparte	$405,333	$4,069,100
- President
Robert M. Gans	$276,944	$465,320
- Executive Vice President, Secretary and general Counsel
William J. Naylon	$283,733	$326,600
- Executive Vice President and Chief Operating Officer

Certain Transactions, page 27

Related Party Transaction, page 27

15.
In future filings, please state whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would be different if they were conducted in arms-length transactions with unaffiliated third parties.

PriceSmart’s Response:  The following sentence was included in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K but mistakenly omitted in the Definitive Proxy Statement on Schedule 14A:  “The Company believes that each of the related-party transactions described above were on terms that the Company could have obtained from unaffiliated third-parties.”

II.  Staff Comment Letter April 8, 2010

General

1.
As requested in our letter dated March 9, 2010, in connection with responding to our comments, please provide a written statement from you acknowledging the following: (1) that you arc responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PriceSmart’s Response:  Please see below under the heading “General” for PriceSmart’s written statement acknowledging the matters listed in the Staff’s comment.

Form 10-K for Fiscal Year Ended August 31,  2009

Item 15(b), page 19

2.
We note that the consent of your independent registered public accounting firm filed as Exhibit 23.1 includes an opinion on the financial statement schedule. In future filings, please provide the auditor’s report on the financial statement schedule in the report rather than in the consent required by Item 601(b)(23) of Regulation S-K.

PriceSmart’s Response:  In future filings, PriceSmart will have its auditors provide either a separate report on the financial statement schedule included with the schedule or include the auditor’s report on the schedule in the report on the financial statements in accordance with the Division of Corporate Finance Reporting Manual Topic 4 Section 4210.2.

Definitive Proxy Statement on Schedule 14A

3.
We note your responses to comments eight through 15 in our letter dated March 9, 2010. We reissue those comments and await your second response letter to be submitted on or before April 15, 2010 in which you state you will provide responses to those comments.

PriceSmart’s Response:  PriceSmart’s response to comments 8 through 15 are set forth above.

General

In accordance with your request, PriceSmart hereby acknowledges:

1.           PriceSmart is responsible for the adequacy and accuracy of the disclosure in the filings;

2.           Staff comments or changes to PriceSmart’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           PriceSmart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please call me at (415) 395-8849 with any questions or comments you may have.

Very truly yours,

/s/ ROBERT E. BURWELL

Robert E. Burwell
of LATHAM & WATKINS LLP

cc:	John Fieldsend, Esq.
Securities and Exchange Commission

Mr. Robert E. Price
Mr. John M. Heffner
Robert M. Gans, Esq.
PriceSmart, Inc.